

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 28, 2011

Guo Xinhong, President
China Sure Water (USA) Inc.
C/o World Tech Ventures, LLC
14 Wall Street, 20th Floor, New York, NY 10005

      RE: **China Sure Water (USA) Inc.**
             Registration Statement on Form 10
             Filed January 25, 2011
             File No 0-54259

Dear Mr. Xinhong:

        Our preliminary review indicates that the Form 10 filed on January 25, 2011, includes financial statements audited by Davis Accounting Group P.C. The CPA Firm license of Davis Accounting Group P.C. has been revoked based on a review of the Utah Division of Occupational and Professional Licensing license information records. As Davis Accounting Group is apparently no longer licensed, you may not include their audit report in your Form 10. Please file an amended Form 10 to include audit reports solely from accountants duly licensed to practice and in good standing under the laws of their residence or principal office pursuant to Rule 2-01(a) of Regulation S-X. Please consider withdrawing the Form 10 filed on January 25, 2011, so it does not go effective with the deficient audit report pursuant to Section 12(g)(1) of the Exchange Act.

        You may contact Jenn Do at (202) 551-3743 or, in her absence, Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, at (202) 551-3746 or, in his absence, Craig Slivka at (202) 551-3729 with any other questions.

                   Sincerely,

                   Pamela A. Long
                   Assistant Director